INVESTMENT LETTER

May 6, 2016

Columbia ETF Trust I

225 Franklin Street

Boston, Massachusetts 02110

Dear Trustees:

We understand that Columbia ETF Trust I (the “Company”) proposes to issue and sell shares (the “Shares”) in certain series (each a “Fund” and together the “Funds”) pursuant to a registration statement on Form N-1A filed with the Securities and Exchange Commission (the “SEC”). The Company currently consists of 3 Funds that are expected to be effective on June 6, 2016, as follows:

Columbia Sustainable Global Equity Income ETF

Columbia Sustainable International Equity Income ETF

Columbia Sustainable U.S. Equity Income ETF

In order to provide the Company with a minimum $100,000 net worth as required by Section 14 of the Investment Company Act of 1940, as amended, we hereby offer to purchase $100,000 of Shares of Columbia Sustainable U.S. Equity Income ETF.

We represent and warrant to the Fund that the Shares are being acquired by us for investment purposes and not with a view to their resale or further distribution and that we have no present intention to redeem the Shares.

Please confirm that the foregoing correctly sets forth our agreement with the Company.

Sincerely,

Columbia Management Investment Advisers, LLC

By:	/s/ Amy K. Johnson
Amy K. Johnson
Head of Operations

Confirmed, as of the date first above mentioned.

Columbia ETF Trust I

By:	/s/ Michael G. Clarke
Michael G. Clarke
Chief Financial Officer